SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

         For the fiscal year ended December 31, 1998


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from ________ to ________

     Commission file number 33-94154

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         Foamex L.P. 401(k) Savings Plan
                              1000 Columbia Avenue
                           Linwood, Pennsylvania 19061
                                  610-859-3000

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Foamex International Inc.
                              1000 Columbia Avenue
                           Linwood, Pennsylvania 19061
                                  610-859-3000



                               Page 1 of 19 Pages

                              REQUIRED INFORMATION

The following  financial  statements for the Foamex L.P. 401(k) Savings Plan are being filed herewith:

Report of Independent Accountants                                                                               6

Financial Statements:

Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1998                    7

Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997                    8

Statement of Changes in Net Assets Available for Benefits with Fund Information for the year
         ended December 31, 1998                                                                                9

Statement of Changes in Net Assets Available for Benefits with Fund Information for the year
         ended December 31, 1997                                                                               10

Notes to Financial Statements                                                                                  11

Supplemental Schedules:

         Line 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1998                    16

         Line 27d - Schedule of Reportable Transactions for the year ended December 31, 1998                   17

The following exhibit is being filed herewith:

Exhibit No.                                                            Description

      1                                                    Consent of Independent Accountants                 19

                               Page 2 of 19 Pages

                                   SIGNATURES




The Plan - Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         FOAMEX L.P. 401(k) SAVINGS PLAN
                                         (Name of Plan)




Dated:  June 30, 1999                    By:/s/ George L. Karpinski
                                            -------------------------------
                                            George L. Karpinski
                                            Senior Vice President, Treasurer and
                                            Assistant Secretary




                               Page 3 of 19 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS
                 for the years ended December 31, 1998 and 1997
                           AND SUPPLEMENTAL SCHEDULES
                      for the year ended December 31, 1998





















                               Page 4 of 19 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN

                                TABLE OF CONTENTS

                                                                                                              Page


Report of Independent Accountants                                                                              6

Financial Statements:

Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1998                   7

Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997                   8

Statement of Changes in Net Assets Available for Benefits with Fund Information for the year
         ended December 31, 1998                                                                               9

Statement of Changes in Net Assets Available for Benefits with Fund Information for the year
         ended December 31, 1997                                                                              10

Notes to Financial Statements                                                                                 11

Supplemental Schedules:

         Line 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1998                   16

         Line 27d - Schedule of Reportable Transactions for the year ended December 31, 1998                  17



                               Page 5 of 19 Pages

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrator of the
     Foamex L.P. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Foamex L.P. 401(k) Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 25, 1999


                               Page 6 of 19 Pages

                                          FOAMEX L.P. 401(k) SAVINGS PLAN

                       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                              as of December 31, 1998
                                                                                             Neuberger
                                         Morely             Fidelity        Vanguard         & Berman
                                         Capital            Puritan          Windsor         Guardian
                                          Fund               Fund             Fund             Fund
Assets:
Investments, at fair value            $ 15,979,112      $  6,704,770     $ 19,160,385     $  7,287,271

Participant loans receivable                    --                --               --               --
Employer contributions
  receivable                                58,627            26,307           59,021           30,049
Participant contributions
  receivable                               130,714            62,368          147,951           72,393

Interfund transfers receivable
  (payable)                                 (7,950)               --               --               --

Other net receivable                        14,980                --            2,304               57
                                      ------------      ------------     ------------     ------------

Total assets                            16,175,483         6,793,445       19,369,661        7,389,770
                                      ------------      ------------     ------------     ------------

Liabilities:
Administrative expenses payable             23,475            11,481           36,932           14,242

Other net payable                               --               482               --               --
                                      ------------      ------------     ------------     ------------

Total liabilities                           23,475            11,963           36,932           14,242
                                      ------------      ------------     ------------     ------------

Net assets available for benefits     $ 16,152,008      $  6,781,482     $ 19,332,729     $  7,375,528
                                      ============      ============     ============     ============

                                          Janus           Foamex        Vanguard
                                        Worldwide      International    Index 500       Participant
                                           Fund         Stock Fund        Fund             Loans            Total
Assets:
Investments, at fair value            $ 7,375,557      $ 4,422,625     $ 2,952,107     $        --     $63,881,827

Participant loans receivable                   --               --              --       2,814,327       2,814,327

Employer contributions
  receivable                               31,866           78,651          23,674              --         308,195

Participant contributions
  receivable                               70,937           78,104          54,142              --         616,609

Interfund transfers receivable
  (payable)                                (2,532)              --          10,482              --              --

Other net receivable                           --               --             230              --          17,571
                                      -----------      -----------     -----------     -----------     -----------

Total assets                            7,475,828        4,579,380       3,040,635       2,814,327      67,638,529
                                      -----------      -----------     -----------     -----------     -----------

Liabilities:
Administrative expenses payable            15,378            8,795           3,101              --         113,404

Other net payable                             348              107              --              --             937
                                      -----------      -----------     -----------     -----------     -----------

Total liabilities                          15,726            8,902           3,101              --         114,341
                                      -----------      -----------     -----------     -----------     -----------

Net assets available for benefits     $ 7,460,102      $ 4,570,478     $ 3,037,534     $ 2,814,327     $67,524,188
                                      ===========      ===========     ===========     ===========     ===========

    The accompanying notes are an integral part of the financial statements.

                               Page 7 of 19 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             as of December 31, 1997

                                                                                             Neuberger
                                         Morely             Fidelity        Vanguard         & Berman
                                         Capital            Puritan          Windsor         Guardian
                                          Fund               Fund             Fund             Fund
Assets:
Investments, at fair value            $ 10,515,455     $  4,441,304     $ 19,764,777      $  5,196,113

Participant loans receivable                    --               --               --                --

Employer contributions
  receivable                                29,669           15,259           49,450            16,963

Participant contributions
  receivable                                66,468           34,241          118,127            41,204

Interfund transfers receivable
  (payable)                                     --           11,919          (27,505)          (11,919)

Other net receivable                         2,528            2,647           10,840                --
                                      ------------     ------------     ------------      ------------

Total assets                            10,614,120        4,505,370       19,915,689         5,242,361
                                      ------------     ------------     ------------      ------------

Liabilities:
Administrative expenses payable              2,431            2,891           14,054             3,834

Other net payable                               --               --               --            28,472
                                      ------------     ------------     ------------      ------------

Total liabilities                            2,431            2,891           14,054            32,306
                                      ------------     ------------     ------------      ------------

Net assets available for benefits     $ 10,611,689     $  4,502,479     $ 19,901,635      $  5,210,055
                                      ============     ============     ============      ============

                                          Janus           Foamex        Vanguard
                                        Worldwide      International    Index 500       Participant
                                           Fund         Stock Fund        Fund             Loans            Total
Assets:

Investments, at fair value            $ 4,732,329     $ 3,391,430        $557,699      $       --      $48,599,107

Participant loans receivable                   --              --              --       1,832,388       1,832,388

Employer contributions
  receivable                               16,517          66,260           2,711              --         196,829

Participant contributions
  receivable                               42,835          64,270           4,541              --         371,686

Interfund transfers receivable
  (payable)                                16,503              --          11,002              --              --

Other net receivable                        2,324           8,975              --              --          27,314
                                      -----------     -----------     -----------     -----------     -----------

Total assets                            4,810,508       3,530,935         575,953       1,832,388      51,027,324
                                      -----------     -----------     -----------     -----------     -----------

Liabilities:
Administrative expenses payable             3,528           2,228              71              --          29,037

Other net payable                              --              --           6,689              --          35,161
                                      -----------     -----------     -----------     -----------     -----------

Total liabilities                           3,528           2,228           6,760              --          64,198
                                      -----------     -----------     -----------     -----------     -----------

Net assets available for benefits     $ 4,806,980     $ 3,528,707     $   569,193     $ 1,832,388     $50,963,126
                                      ===========     ===========     ===========     ===========     ===========

    The accompanying notes are an integral part of the financial statements.

                               Page 8 of 19 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      for the year ended December 31, 1998

                                                                                                    Neuberger
                                                 Morely             Fidelity        Vanguard         & Berman
                                                 Capital            Puritan          Windsor         Guardian
                                                  Fund               Fund             Fund             Fund
Additions in net assets attributed to:
Interest and dividends                        $      1,053     $    661,953     $  1,677,267      $    633,026

Net appreciation/(depreciation)
  in fair value of investments                     731,468          124,699       (1,791,967)         (975,057)

Participant contributions                        1,023,726          550,291        1,517,056           680,047

Employer contributions                             138,322           66,261          142,776            74,664

Rollover contributions                               2,543           13,827           19,159             7,627

Transfers in from related plan                   4,018,490        1,494,282        2,794,709         3,315,257
                                              ------------     ------------     ------------      ------------

  Total additions                                5,915,602        2,911,313        4,359,000         3,735,564
                                              ------------     ------------     ------------      ------------

DEDUCTIONS

Deductions from net assets attributed to:
Benefits paid to participants                    1,599,884          695,875        2,019,874           687,767

Administrative expenses                             81,404           35,896          140,082            41,626
                                              ------------     ------------     ------------      ------------

  Total deductions                               1,681,288          731,771        2,159,956           729,393
                                              ------------     ------------     ------------      ------------

Interfund transfers                              1,306,005           99,461       (2,767,950)         (840,698)
                                              ------------     ------------     ------------      ------------

  Net increase (decrease)                        5,540,319        2,279,003         (568,906)        2,165,473
                                              ------------     ------------     ------------      ------------

Net assets available for benefits,
  beginning of year                             10,611,689        4,502,479       19,901,635         5,210,055
                                              ------------     ------------     ------------      ------------

Net assets available for benefits,
  end of year                                 $ 16,152,008     $  6,781,482     $ 19,332,729      $  7,375,528
                                              ============     ============     ============      ============


                                                  Janus           Foamex           Vanguard
                                                Worldwide      International       Index 500       Participant
                                                   Fund         Stock Fund           Fund             Loans              Total
ADDITIONS
Additions in net assets attributed to:
Interest and dividends                        $     29,783     $     16,338      $     32,797     $    215,343     $  3,267,560

Net appreciation/(depreciation)
  in fair value of investments                   1,101,334          416,265           329,371               --          (63,887)

Participant contributions                          664,586          866,037           354,183               --        5,655,926

Employer contributions                              69,322          307,290            56,780               --          855,415

Rollover contributions                              13,438           19,988             5,886               --           82,468

Transfers in from related plan                     984,443               --                --          661,865       13,269,046
                                              ------------     ------------      ------------     ------------     ------------

  Total additions                                2,862,906        1,625,918           779,017          877,208       23,066,528
                                              ------------     ------------      ------------     ------------     ------------

DEDUCTIONS

Deductions from net assets attributed to:
Benefits paid to participants                      631,286          235,071            48,086          208,116        6,125,959

Administrative expenses                             40,860           30,622             9,017               --          379,507
                                              ------------     ------------      ------------     ------------     ------------

  Total deductions                                 672,146          265,693            57,103          208,116        6,505,466
                                              ------------     ------------      ------------     ------------     ------------

Interfund transfers                                462,362         (318,454)        1,746,427          312,847               --
                                              ------------     ------------      ------------     ------------     ------------

  Net increase (decrease)                        2,653,122        1,041,771         2,468,341          981,939       16,561,062
                                              ------------     ------------      ------------     ------------     ------------

Net assets available for benefits,
  beginning of year                              4,806,980        3,528,707           569,193        1,832,388       50,963,126
                                              ------------     ------------      ------------     ------------     ------------

Net assets available for benefits,
  end of year                                 $  7,460,102     $  4,570,478      $  3,037,534     $  2,814,327     $ 67,524,188
                                              ============     ============      ============     ============     ============

    The accompanying notes are an integral part of the financial statements.

                               Page 9 of 19 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      for the year ended December 31, 1997

                                                                                                    Neuberger
                                                 Morely             Fidelity        Vanguard         & Berman
                                                 Capital            Puritan          Windsor         Guardian
                                                  Fund               Fund             Fund             Fund
ADDITIONS
Additions in net assets attributed to:
Interest and dividends                        $    113,631      $    458,703     $  3,404,344      $    725,071

Net appreciation/(depreciation)
  in fair value of investments                     500,178           326,041          260,375            51,838

Participant contributions                          827,608           389,064        1,390,693           512,170

Employer contributions                             132,549            58,513          199,125            72,023

Rollover contributions                              39,629            38,551          166,351            59,079
                                              ------------      ------------     ------------      ------------

  Total additions                                1,613,595         1,270,872        5,420,888         1,420,181
                                              ------------      ------------     ------------      ------------

DEDUCTIONS

Deductions from net assets attributed to:
Benefits paid to participants                    1,090,627           368,673        1,642,634           291,289

Administrative expenses                             68,855            25,170          102,037            33,629
                                              ------------      ------------     ------------      ------------

  Total deductions                               1,159,482           393,843        1,744,671           324,918
                                              ------------      ------------     ------------      ------------

Interfund transfers                               (919,843)          103,862         (482,766)         (268,741)
                                              ------------      ------------     ------------      ------------

  Net increase (decrease)                         (465,730)          980,891        3,193,451           826,522

Net assets available for benefits,
  beginning of year                             11,077,419         3,521,588       16,708,184         4,383,533
                                              ------------      ------------     ------------      ------------

Net assets available for benefits,
  end of year                                 $ 10,611,689      $  4,502,479     $ 19,901,635      $  5,210,055
                                              ============      ============     ============      ============

                                                  Janus           Foamex           Vanguard
                                                Worldwide      International       Index 500       Participant
                                                   Fund         Stock Fund           Fund             Loans              Total
ADDITIONS
Additions in net assets attributed to:
Interest and dividends                        $        67      $       479      $     3,113      $   129,774     $ 4,835,182

Net appreciation/(depreciation)
  in fair value of investments                    763,618       (1,211,705)          (2,699)              --         687,646

Participant contributions                         543,011          823,798           15,476               --       4,501,820

Employer contributions                             73,272          296,415            3,890               --         835,787

Rollover contributions                            156,359           36,015           26,291               --         522,275
                                              -----------      -----------      -----------      -----------     -----------

  Total additions                               1,536,327          (54,998)          46,071          129,774      11,382,710
                                              -----------      -----------      -----------      -----------     -----------

DEDUCTIONS

Deductions from net assets attributed to:
Benefits paid to participants                     334,315          268,753               48          115,753       4,112,092

Administrative expenses                            25,950           13,246              221               --         269,108
                                              -----------      -----------      -----------      -----------     -----------

  Total deductions                                360,265          281,999              269          115,753       4,381,200
                                              -----------      -----------      -----------      -----------     -----------

Interfund transfers                               (18,134)         442,984          523,391          619,247              --
                                              -----------      -----------      -----------      -----------     -----------

  Net increase (decrease)                       1,157,928          105,987          569,193          633,268       7,001,510

Net assets available for benefits,
  beginning of year                             3,649,052        3,422,720               --        1,199,120      43,961,616
                                              -----------      -----------      -----------      -----------     -----------

Net assets available for benefits,
  end of year                                 $ 4,806,980      $ 3,528,707      $   569,193      $ 1,832,388     $50,963,126
                                              ===========      ===========      ===========      ===========     ===========

    The accompanying notes are an integral part of the financial statements.

                              Page 10 of 19 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.     DESCRIPTION OF THE PLAN

       The following description of the Foamex L.P. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       The Plan is a defined contribution plan and is available to eligible employees of Foamex L.P., Foamex Carpet Cushion, Inc. and Foamex International Inc. (collectively, the "Employer"). Eligible employees may enter the Plan on the first of any month following thirty days from their date of hire. The Plan sponsor is Foamex L.P., which is an indirect majority-owned subsidiary of Foamex International Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       Effective July 1, 1998, the defined contribution plan of Crain Industries, Inc. ("Crain"), which was acquired by Foamex International Inc. on December 23, 1997 and whose assets subject to its liabilities were contributed to Foamex L.P. on such date, were merged into the Plan. The assets of Crain's defined contribution plan were either liquidated and the cash proceeds were transferred or shares of similar investments were transferred to the Plan. The fair value of the assets transferred approximated $13.3 million.

       Participants may contribute from 0% to 20% of their compensation, as defined, to the Plan subject to limitations of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans. The Employer makes a quarterly matching contribution equal to 25% of each participant's quarterly contributions to the Plan up to the first 4% of compensation contributed by the participants, and are available to participants  employed  by the  Employer  on the  last day of the  quarter.  The
Employer  is  required  to  make  an  additional  quarterly   contribution  (the
"Additional Contribution") equal to 25% of each participant's quarterly contributions which are invested in the Foamex International Stock Fund. The Additional Contribution is non-participant directed and remains in the Foamex International Stock Fund until the participant withdraws from the Plan. Total non-participant directed assets were approximately $513,000 and $362,000 at December 31, 1998 and 1997, respectively.

       Non-union and some union participants are vested immediately in their contributions and the Employer matching contributions plus actual earnings thereon. Some participants who are members of collective bargaining unions are vested immediately in their contributions and are vested in the Employer matching contributions after five years of service. Forfeitures are used to reduce future Employer matching contributions. There were forfeitures of approximately $2,000 during 1998 and $0 during 1997.

       Upon termination of employment, a participant (or their beneficiary) will receive a lump-sum amount equal to the value of their account, if the value of their account is less than $5,000 (see Note 3). An election to defer the distribution until a later date (but no later than age 70 1/2) can be made for those participants whose account balance exceeds $5,000. Participants who were members of the former General Felt Industries, Inc. defined contribution plan may elect to receive their distributions upon termination in equal monthly installments over a period of time not to exceed the life expectancy of the participant or their beneficiary.

       Under certain circumstances, participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund to (from) the loan fund. The loans mature from one to five years or up to 15 years if used for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at an annual rate of prime, as defined, plus 1% as determined quarterly.

       Although it has not expressed any intention to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions set forth under ERISA. If the Plan is terminated, the plan assets shall be distributed to the participants in the full amount standing to their credit on the date of such termination, less the administrative expenses as though each participant had terminated employment.

       A separate account is maintained for each participant. Investment income of each fund is allocated to a participant's account based on the ratio of the participant's balance of the fund to all participating accounts of the fund. Plan investments, directed by the participants, are maintained in the seven funds and participant loans described below:

                              Page 11 of 19 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.     DESCRIPTION OF THE PLAN (continued)

       MORLEY CAPITAL FUND - A fund designed to provide consistent and relatively predictable rates of return over time while preserving capital and minimizing risk. Investments in this fund include investment contracts issued by insurance companies and other financial institutions.

       FIDELITY PURITAN FUND - A fund that seeks income consistent with preservation of capital. The fund invests in a diversified array of high yielding securities such as common stocks, preferred stocks, and bonds and may also purchase foreign securities, zero-coupon bonds and indexed securities. The relative holdings vary in response to changing market conditions.

       VANGUARD WINDSOR FUND - A fund that seeks long-term growth of capital and income; current income is secondary. The fund invests primarily in equity securities selected on the basis of fundamental value.

       NEUBERGER & BERMAN GUARDIAN FUND - A fund that seeks capital appreciation as its primary objective; current income is secondary. The fund invests mostly in common stocks of well-established companies using a value-oriented approach. The fund may also invest in foreign securities and American Depository Receipts.

       JANUS WORLDWIDE FUND - A fund that seeks long-term growth of capital consistent with the preservation of capital. The fund invests nearly all of its assets in the common stocks of foreign and domestic issuers. The fund usually invests in approximately five countries, although it is permitted to invest in fewer than five and may engage in futures and options strategies.

       FOAMEX INTERNATIONAL STOCK FUND - A non-diversified stock fund that invests solely in Foamex International Inc. common stock. All such shares are purchased on the open market. In addition, the fund invests approximately 2% of its balance in money market instruments that allows the fund to handle exchanges, withdrawals, loans and disbursements.

       VANGUARD INDEX 500 FUND - A fund that seeks long-term growth of capital and income from dividends. The fund invests mostly in common stocks of well-established companies using an indexed approach.

       PARTICIPANT LOANS - Consists of loans to participants.

       The Plan provides for various investment options in mutual funds, which invest in any combination of stocks, bonds, fixed income securities, other mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF PRESENTATION - The accompanying financial statements of the Plan are presented on the accrual basis of accounting.

       INVESTMENT VALUATION AND INCOME RECOGNITION - At December 31, 1998, the Plan maintained a contract with The Wilmington Trust Company, the Plans trustee/custodian, which provided for investment of contributions, at the participants' direction, in various separate investment mutual funds and the Foamex International Stock Fund. Participant loans are valued at cost, which approximates fair value. The Plan's remaining investments are stated at fair value as determined by published market quotes as of the date of valuation.

       Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                              Page 12 of 19 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

       ADMINISTRATIVE EXPENSES - Administrative expenses for 1998 and 1997 were paid by the Plan.

       NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS - Net appreciation (depreciation) in fair value of investments consists of realized gains and losses and the net unrealized appreciation (depreciation) of the Plan's investments.

       PAYMENT OF BENEFITS - Benefit payments are recorded when paid.

3.     PLAN AMENDMENTS

       During 1998, the Plan was amended for the transfer of assets from the Crain defined contribution plan (see Note 1). In addition, effective for the Plan year beginning January 1, 1998, if a participant is terminated and the value of the participant's account balance is less than $5,000, a lump sum payment shall be made for the balance to that individual.

       During 1997, the Plan was amended to (i) change the interest rate on participant loans made on or after October 1, 1997 from prime rate, as defined, plus 2%, to prime rate, as defined, plus 1%, and (ii) increase the maximum participant contribution percentage from 15% of their compensation to 20% of their compensation, subject to limitations of the Internal Revenue Code.

4.     INVESTMENTS

       The Plan's investments at December 31, 1998 and 1997 are as follows:

                                                                             1998                 1997
                                                                       ----------------     ---------------
       Morely Capital Fund                                              $15,979,112  (1)     $10,515,455 (1)
       Fidelity Puritan Fund                                              6,704,770  (1)       4,441,304 (1)
       Vanguard Windsor Fund                                             19,160,385  (1)      19,764,777 (1)
       Neuberger & Berman Guardian Fund                                   7,287,271  (1)       5,196,113 (1)
       Janus Worldwide Fund                                               7,375,557  (1)       4,732,329 (1)
       Foamex International Stock Fund*                                   4,422,625  (1)       3,391,430 (1)
       Vanguard Index 500 Fund                                            2,952,107              557,699
       Participant Loans                                                  2,814,327            1,832,388
                                                                       ------------         ------------
          Total                                                         $66,696,154          $50,431,495
                                                                        ===========          ===========

       * Party-in-interest investment.

          (1) Represents amounts in excess of 5% of net assets available for benefits.

5.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

       The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                           1998            1997
                                                                       -----------     -----------
Benefits paid to participants per the financial statements             $ 6,125,959     $ 4,112,092

Add:  Amounts allocated to withdrawing participants - current year              --              --

Less:  Amounts allocated to withdrawing participants - prior year               --        (288,502)
                                                                       -----------     -----------

Benefits paid to participants per the Form 5500                        $ 6,125,959     $ 3,823,590
                                                                       ===========     ===========

                              Page 13 of 19 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

6.     INCOME TAX STATUS

       On August 12, 1998, the Internal Revenue Service issued a determination letter that the Plan meets the requirements of Section 401 of the Internal Revenue Code (the "Code") and is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended (see Note 3) since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the Code.



                             Page 14 of 19 Pages

                             SUPPLEMENTAL SCHEDULES















                              Page 15 of 19 Pages

                                                                                                    LINE 27a


                                          FOAMEX L.P. 401(k) SAVINGS PLAN

                                  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                              as of December 31, 1998

Party-in                                                                                             Fair
Interest   Description of Investment                                             Cost                Value

  N/A      Morely Capital Fund                                               $14,665,010         $15,979,112

  N/A      Fidelity Puritan Fund                                               6,212,406           6,704,770

  N/A      Vanguard Windsor Fund                                              19,550,314          19,160,385

  N/A      Neuberger & Berman Guardian Fund                                    8,426,246           7,287,271

  N/A      Janus Worldwide Fund                                                5,937,382           7,375,557

  *        Foamex International Stock Fund                                     4,708,233           4,422,625

  N/A      Vanguard Index 500 Fund                                             2,671,841           2,952,107

  N/A      Participant loans, maturing through 2013 at an annual
             interest rate of prime plus 2% or prime plus 1%.  During
             1998, interest rates ranged from 9.25% to 9.50%                   2,814,327           2,814,327
                                                                           -------------        ------------

       Total investments                                                     $64,985,759         $66,696,154
                                                                             ===========         ===========




*      Party-in interest investment



                              Page 16 of 19 Pages

                                                                                                   LINE 27d

                                            FOAMEX L.P. 401(k) SAVINGS PLAN

                                          SCHEDULE OF REPORTABLE TRANSACTIONS
                                         for the year ended December 31, 1998

                                                                                                       Current Value       Net
                                                                                                       of Assets on     Realized
                                                            Purchase        Selling         Cost of     Transaction      Gain or
Description of Transaction                                    Price          Price           Asset          Date          (Loss)
Single Transactions: (1)
                   Purchase of Neuberger & Berman
                     Equity Trust Guardian Fund             $5,708,163           N/A             N/A     $5,708,163          N/A

                   Purchase of Vanguard Windsor Fund         2,794,709           N/A             N/A      2,794,709          N/A

                   Sale of Neuberger & Berman
                     Equity Funds Guardian Fund                    N/A    $5,708,163      $4,975,312     $5,708,163     $732,851

Series of Transactions: (2)
                   Purchase of Morely Capital Fund           6,013,850           N/A             N/A      6,013,850          N/A

                   Purchase of Fidelity Puritan Fund         3,628,318           N/A             N/A      3,628,318          N/A

                   Purchase of Vanguard Windsor Fund         6,981,119           N/A             N/A      6,981,119          N/A

                   Purchase of Neuberger & Berman
                     Equity Trust Guardian Fund              6,398,684           N/A             N/A      6,398,684          N/A

                   Purchase of Neuberger & Berman
                     Equity Funds Guardian Funds               922,142           N/A             N/A        922,142          N/A

                   Purchase of Janus Investment Fund         4,342,238           N/A             N/A      4,342,238          N/A

                   Purchase of Foamex International Inc.
                     Common Stock                            4,065,346           N/A             N/A      4,065,346          N/A

                   Purchase of Vanguard Index Trust
                     500 Portfolio                           3,576,830           N/A             N/A      3,576,830          N/A

                   Purchase of EB Short Term MM Fund        17,621,508           N/A             N/A     17,621,508          N/A

                   Sale of Morley Capital Fund                     N/A     4,602,185       3,909,704      4,602,185      692,481

                   Sale of Fidelity Puritan Fund                   N/A     1,503,219       1,382,898      1,503,219      120,321

                   Sale of Vanguard Windsor Fund                   N/A     5,816,588       5,326,653      5,816,588      489,935

                              Page 17 of 19 Pages

                                                                                                           LINE 27d

                                            FOAMEX L.P. 401(k) SAVINGS PLAN

                                    SCHEDULE OF REPORTABLE TRANSACTIONS, continued
                                         for the year ended December 31, 1998

                                                                                                       Current Value       Net
                                                                                                       of Assets on     Realized
                                                            Purchase        Selling         Cost of     Transaction      Gain or
Description of Transaction                                    Price          Price           Asset          Date          (Loss)
                   Sale of Neuberger & Berman Equity
                     Trust Guardian Funds                          N/A    $1,608,644      $1,959,644     $1,608,644    $(351,000)

                   Sale of Neuberger & Berman Equity
                     Funds Guardian Funds                          N/A     6,564,008       5,707,220      6,564,008      856,788

                   Sale of Janus Investment Fund                   N/A     2,488,691       2,146,645      2,488,691      342,047

                   Sale of Foamex International Inc.
                     Common Stock                                  N/A     3,214,173       2,553,702      3,214,173      660,471

                   Sale of Vanguard Index Trust
                     500 Portfolio                                 N/A     1,517,356       1,472,263      1,517,356       45,093

                   Sale of EB Short Term MM Fund                   N/A    17,290,655      17,290,655     17,290,655           --


Note:     (1)  This  schedule  presents  single  series  transactions  involving securities of the same issue where the aggregate  amount  exceeds
               5% of the beginning Plan value.

          (2)  This  schedule   presents   series  of   transactions   involving
               securities of the same issue where the aggregate  amount  exceeds
               5% of the beginning Plan value.


                              Page 18 of 19 Pages